# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Intuitive Machines, Inc., CIK 0001844452
CUSIP: 46125A100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 13467 Columbia Shuttle Street, Houston, Texas (TX), 77059
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001458422

## Reporting persons
- Kingstown 1740 Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,898,404; sole dispositive power 0; shared dispositive power 5,898,404; aggregate amount beneficially owned 5,898,404 (6.1% of the class)
- Kingstown Capital Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,898,404; sole dispositive power 0; shared dispositive power 5,898,404; aggregate amount beneficially owned 5,898,404 (6.1% of the class)
  Comment: Limited liability company
- Kingstown Capital Management L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,898,404; sole dispositive power 0; shared dispositive power 5,898,404; aggregate amount beneficially owned 5,898,404 (6.1% of the class)
- Kingstown Management GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,898,404; sole dispositive power 0; shared dispositive power 5,898,404; aggregate amount beneficially owned 5,898,404 (6.1% of the class)
  Comment: Limited liability company
- Guy Shanon: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); sole voting power 1,874,207; shared voting power 5,898,404; sole dispositive power 1,874,207; shared dispositive power 5,898,404; aggregate amount beneficially owned 7,772,611 (8% of the class)

## Item 1. Issuer
Name of issuer: Intuitive Machines, Inc.
Address of issuer's principal executive offices: 13467 Columbia Shuttle Street Houston, TX 77059

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by (1) Kingstown 1740 Fund L.P. ("Kingstown 1740"), (2) Kingstown Capital Partners LLC ("KCP"), (3) Kingstown Capital Management L.P. ("KCM"), (4) Kingstown Management GP LLC ("KMGP"), and (5) Guy Shanon ("Mr. Shanon") (each a "Reporting Person," and collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: Each of Kingstown 1740, KCP, KCM, KMGP and Mr. Shanon have a principal business office at 167 Madison Avenue, Suite 205 #1033, New York, NY 10016.
Citizenship:
Kingstown 1740 is a Delaware limited partnership.

KCP is a Delaware limited liability company.

KCM is a Delaware limited partnership.

KMGP is a Delaware limited liability company.

Mr. Shanon is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See the response to row 9 of the cover page of each Reporting Person.

With respect to Kingstown 1740, KCP, KCM and KMGP, the shares reported consist of (i) 1,585,904 shares of Class A Common Stock held by Kingstown 1740, (ii) 3,218,750 shares of Class A Common Stock underlying warrants exercisable for $11.50 per share (the "$11.50 Warrants") held by Kingstown 1740, and (iii) 1,093,750 shares of Class A Common Stock underlying a warrant held by Kingstown 1740 (the "Preferred Investor Warrant" and together with $11.50 Warrants, "Warrants") exercisable for $6.00 per share (such number of underlying shares and exercise price per share take into account adjustments to the number of underlying shares and the exercise price per share pursuant to adjustment provisions in the warrant agreement governing the Preferred Investor Warrant as a consequence of reported reductions of the conversion price of the Issuer's 10% Series A Cumulative Convertible Preferred Stock (the "Preferred Conversion Price") to $3.00 as of January 10, 2024; the number of underlying shares and the exercise price per share of the Preferred Investor Warrant are subject to further adjustment if the Preferred Conversion Price is below $3.00).

With respect to Mr. Shanon, the shares reported consist of (i) 792,523 shares of Class A Common Stock held by Mr. Shanon, (ii) 1,081,684 shares of Class A Common Stock underlying $11.50 Warrants held by Mr. Shanon, (iii) 1,585,904 shares of Class A Common Stock held by Kingstown 1740, (iv) 3,218,750 shares of Class A Common Stock underlying $11.50 Warrants held by Kingstown 1740, and (v) 1,093,750 shares of Class A Common Stock underlying the Preferred Investor Warrant held by Kingstown 1740.

KCM is the investment manager of Kingstown 1740. KMGP is the general partner of KCM. KCP is the general partner of Kingstown 1740. Mr. Shanon is the managing member of KMGP and KCP with respect to voting power and dispositive power over securities of the Issuer held by entities managed or controlled by KCM, KMGP and/or KCP. KCM, KMGP, KCP and Mr. Shanon share voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, KCP and Mr. Shanon may be deemed to indirectly beneficially own the securities held by Kingstown 1740. Each of KCM, KMGP, KCP and Mr. Shanon disclaims beneficial ownership over any securities held by Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.

Pursuant to the terms of the Preferred Investor Warrant, Kingstown 1740 has opted for a 9.8% beneficial ownership blocker, pursuant to which it may not exercise its Preferred Investor Warrant for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, Kingstown 1740 (together with its affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates) would beneficially own greater than 9.8% of the Issuer's Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Based on current ownership, this beneficial ownership blocker does not limit the exercise of the Preferred Investor Warrant.

Pursuant to the applicable warrant agreement, each of Kingstown 1740 and Mr. Shanon have opted for a 9.8% beneficial ownership blocker, pursuant to which they may not exercise their $11.50 Warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, they (together with their affiliates and any persons acting as a group together with either of them or either of their affiliates) would beneficially own greater than 9.8% of the Issuer's Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Based on current ownership, these beneficial ownership blockers do not limit the exercise of $11.50 Warrants.
Percent of class:
See the response to row 11 of the cover page of each Reporting Person.

With respect to Kingstown 1740, KCP, KCM and KMGP, percentage ownership is based on 95,969,626 shares of Class A Common Stock outstanding, consisting of (i) 80,857,602 shares of Class A Common Stock outstanding as of November 8, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 15, 2024, plus (ii) 10,799,524 shares of Class A Common Stock issued on December 5, 2024, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on December 5, 2024, plus (iii) 4,312,500 shares of Class A Common Stock underlying Warrants held by Kingstown 1740 that may be exercised within 60 days.

With respect to Mr. Shanon, percentage ownership is based on 97,051,310 shares of Class A Common Stock outstanding, consisting of (i) 80,857,602 shares of Class A Common Stock outstanding as of November 8, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 15, 2024, plus (ii) 10,799,524 shares of Class A Common Stock issued on December 5, 2024, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on December 5, 2024, plus (iii) 1,081,684 shares of Class A Common Stock underlying Warrants held by Mr. Shanon that may be exercised within 60 days, plus (iv) 4,312,500 shares of Class A Common Stock underlying Warrants held by Kingstown 1740 that may be exercised within 60 days.
Sole power to vote or to direct the vote: See the response to row 5 of the cover page of each Reporting Person.
Shared power to vote or to direct the vote: See the response to row 6 of the cover page of each Reporting Person.
Sole power to dispose or to direct the disposition: See the response to row 7 of the cover page of each Reporting Person.
Shared power to dispose or to direct the disposition: See the response to row 8 of the cover page of each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Mr. Shanon is the managing member of KMGP and KCP with respect to voting power and dispositive power over securities of the Issuer held by entities managed or controlled by KCM, KMGP and/or KCP. KMGP is the general partner of KCM. KCM is the investment manager of Kingstown 1740. KCP is the general partner of Kingstown 1740. As a result, KCM, KMGP, Michael Blitzer (who has relinquished both voting power and dispositive power over securities of the Issuer held by entities managed or controlled by KCM, KMGP and/or KCP) and Mr. Shanon may be entitled to distributions, or to direct the distributions of, securities held by Kingstown 1740.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement, dated as of February 14, 2025, by and among Kingstown 1740 Fund L.P., Kingstown Capital Partners LLC, Kingstown Capital Management L.P., Kingstown Management GP LLC and Guy Shanon.

## Signatures
- Kingstown 1740 Fund L.P.: /s/ Guy Shanon, Guy Shanon / Managing Member (02/14/2025)
- Kingstown Capital Partners LLC: /s/ Guy Shanon, Guy Shanon / Managing Member (02/14/2025)
- Kingstown Capital Management L.P.: /s/ Guy Shanon, Guy Shanon / Managing Member (02/14/2025)
- Kingstown Management GP LLC: /s/ Guy Shanon, Guy Shanon / Managing Member (02/14/2025)
- Guy Shanon: /s/ Guy Shanon, Guy Shanon (02/14/2025)